Mercedes-Benz Auto Lease Trust 2021-B
Investor Report
Collection Period Ended   31-Dec-2021

Amounts in USD

Dates

Collection Period No.		7		
Collection Period (from... to)	1-Dec-2021	31-Dec-2021		
Determination Date	13-Jan-2022			
Record Date	14-Jan-2022			
Payment Date	18-Jan-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2021	18-Jan-2022	Actual/360 Days	34
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2022	15-Dec-2021	15-Jan-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	8,217,940.93	0.00	8,217,940.93	31.057978	0.000000
Class A-2 Notes	452,600,000.00	452,600,000.00	423,335,026.35	29,264,973.65	64.659685	0.935340
Class A-3 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	120,120,000.00	120,120,000.00	120,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,289,920,000.00**	**1,033,537,940.93**	**996,055,026.35**	**37,482,914.58**		
Overcollateralization	180,079,530.12	180,074,942.44	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**1,213,612,883.37**	**1,176,129,968.79**			
present value of lease payments	683,921,034.56	501,294,224.25	476,601,345.00			
present value of Base Residual Value	786,078,495.56	712,318,659.12	699,528,623.79			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	8,217,940.93	31.057978
Class A-2 Notes	0.220000%	82,976.67	0.183333	29,347,950.32	64.843019
Class A-3 Notes	0.400000%	150,866.67	0.333333	150,866.67	0.333333
Class A-4 Notes	0.510000%	51,051.00	0.425000	51,051.00	0.425000
Total		**284,894.34**		**$37,767,808.92**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,396,499,553.61	1,140,112,906.86	1,102,629,992.28

Available 2021-B Collections

Lease Payments Received	22,934,343.33
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,770,766.04
Net Sales Proceeds-scheduled terminations	9,535,767.70
Excess wear and tear included in Net Sales Proceeds	1,482.99
Excess mileage included in Net Sales Proceeds	5,773.99
Subtotal	47,240,877.07
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	450.13
Total Available Collections	**47,241,327.20**

Available Funds ABS Notes

Total Exchange Note Payments	37,976,963.51
Reserve Account Draw Amount	0.00
Total Available Funds	**37,976,963.51**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,011,344.07
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.52%)	494,048.93
(3) Exchange Note Principal Distributable Amount	37,482,914.58
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	8,253,019.62
Total Distribution	**47,241,327.20**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	284,894.34
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	37,482,914.58
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	209,154.59
Total Distribution	**37,976,963.51**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,011,344.07	1,011,344.07	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	284,894.34	284,894.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	82,976.67	82,976.67	0.00
thereof on Class A-3 Notes	150,866.67	150,866.67	0.00
thereof on Class A-4 Notes	51,051.00	51,051.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	284,894.34	284,894.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	37,482,914.58	37,482,914.58	0.00
Principal Distribution Amount	37,482,914.58	37,482,914.58	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.21
minus Net Investment Earnings	31.21
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.21
Net Investment Earnings on the Exchange Note	
Collection Account	418.92
Investment Earnings for the Collection Period	450.13

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	1,213,612,883.37	29,101
Principal portion of lease payments	16,275,704.27	
Terminations- Early	12,332,588.85	
Terminations- Scheduled	7,956,281.53	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	918,339.93	
Securitization Value end of Collection Period	1,176,129,968.79	28,467
Pool Factor	80.01%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.58%
Weighted Average Remaining Term (months)	29.51	24.25
Weighted Average Seasoning (months)	11.34	16.72
Aggregate Base Residual Value	917,070,196.49	791,170,709.65
Cumulative Turn-in Ratio		17.53%
Proportion of base prepayment assumption realized life to date		172.69%
Actual lifetime prepayment speed		0.69%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,171,593,611.77	28,366	99.61%
31-60 Days Delinquent	3,163,230.43	79	0.27%
61-90 Days Delinquent	913,737.48	16	0.08%
91-120 Days Delinquent	459,389.11	6	0.04%
Total	1,176,129,968.79	28,467	100.00%

Delinquency Trigger			**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.117%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	917,729.93	18	9,495,792.68	231
Liquidation Proceeds	404,999.51		9,135,904.41	
Recoveries	235,458.00		288,305.23	
Principal Net Credit Loss / (Gain)	277,272.42		71,583.04	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.278%
Prior Collection Period	(0.147%)
Second Prior Collection Period	0.048 %
Third Prior Collection Period	0.084 %
Four Month Average	0.066%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.005%

Average Net Credit Loss / (Gain)   309.88

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	20,289,480.38	616	147,296,131.29	4,299
Sales Proceeds and Other Payments Received	23,728,408.61		171,356,116.95	
Residual Loss / (Gain)	(3,438,928.23)		(24,059,985.66)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.454)%
Prior Collection Period	(3.872%)
Second Prior Collection Period	(3.112%)
Third Prior Collection Period	(3.390%)
Four Month Average	(3.457)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.637)%

Average Residual Loss / (Gain)   (5,596.65)